GLAMIS GOLD LTD.
5190 Neil Road, Suite 310
Reno, Nevada, 89502 U.S.A.

INFORMATION CIRCULAR
as at January 7, 2005

This Information Circular is furnished in connection with the solicitation of proxies by the management of GLAMIS GOLD LTD. (the “Company”) for use at the Extraordinary General Meeting (the “Meeting”) to be held on February 9, 2004 at 10:00 a.m., local time, at 1500, 1055 West Georgia Street, Vancouver, British Columbia. The information contained herein is given as of December 23, 2004, except as otherwise indicated.

Dollar amounts stated herein are in U.S. dollars unless otherwise stated.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by the mail, but proxies may be solicited personally or by telephone by Directors, officers and regular employees. All solicitation costs will be borne by the Company.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the Chairman of the Board of Directors of the Company and the President and Chief Executive Officer of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A form of proxy will not be valid unless it is completed and delivered to the office of Computershare Trust Company of Canada by fax to (866)-249-7775 or by mail or by hand to the Proxy Department, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting at which the person named therein purports to vote in respect thereof.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered either to Computershare Trust Company of Canada as specified above or to the registered office of the Company by fax to (604) 685-7084 or by mail or by hand to 1500, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. In addition, a revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Registered Shareholders

Registered shareholders may vote the common shares (the “Shares”) they hold in the Company either by attending the Meeting in person or, if they do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this Information Circular.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and requests the Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Shares directly at the Meeting — the proxy must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Exercise of Discretion

Shares represented by properly executed proxies appointing the persons named in the enclosed instrument of proxy will be voted or withheld from voting on any ballot in accordance with the instructions contained in the instrument of proxy. In the absence of instructions, the Shares represented by a proxy will be voted FOR the alteration of the Notice of Articles to remove the Pre-Existing Company provisions as described herein, FOR the alteration of the Company’s share capital as described herein and FOR the replacement of the existing Articles of the Company with new Articles as described herein.

With respect to amendments or variations to matters identified in the accompanying Notice of Meeting and with respect to other matters which may properly come before the Meeting, the Shares represented by a proxy will be voted by the persons so designated in their discretion. A proxy may not confer any discretion to vote in respect of the election of a director unless the nominee is named in the proxy or in the Information Circular. At the date of this Information Circular, management of the Company knows of no such amendment, variations or other matters to come before the Meeting.

Voting Shares and Principal Shareholders

As of December 23, 2004, the Company had outstanding 130,863,953 fully paid and non-assessable Shares, where each Share carries the right to one vote.

Only shareholders of record at the close of business on January 10, 2005, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting. A quorum for general meetings of shareholders is not less than two persons being present in person or being represented by proxy, holding not less than one-twentieth of the issued Shares.

To the knowledge of the Directors and senior officers of the Company, no person or corporation beneficially owned, directly or indirectly, or exercised control or direction over Shares carrying more than 10% of the voting rights attached to all outstanding Shares as at December 23, 2004.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to Authorized Share Capital

The Company Act (the “Former Act”) of the Province of British Columbia has applied to the Company since incorporation. That legislation has recently undergone significant modernization,

with the replacement of the Former Act by the Business Corporations Act (“BCBCA”) effective March 29, 2004. The Board of Directors passed the appropriate resolutions on January 3, 2005 to effect the basic transition of the Company from the Former Act to the BCBCA. This basic transition means that the Company has a Notice of Articles (in place of its Memorandum) which is substantially the same as the Memorandum.

The Company has authorized capital of 200,000,000 common shares (“Shares”) with no par value and 5,000,000 preferred shares with a par value of Cdn$10.00 each. Unlike corporate legislation in many other Canadian jurisdictions, the Former Act required companies to have a maximum number of authorized shares in their Memorandum, which maximum number is now contained in the Notice of Articles of the Company.

The BCBCA does not require a fixed number of authorized shares of any class, which has been the case with the Business Corporations Act (Ontario) and most other Canadian corporate statutes. Shareholders will be asked to approve by ordinary resolution the removal of the restriction on the number of common shares that the Company is authorized to issue. This will require an amendment to the Company’s Notice of Articles. The proposed ordinary resolution to accomplish this is attached as Schedule A to this Information Circular. An ordinary resolution must be passed by a simple majority of the votes cast by the shareholders who voted in person or by proxy at the meeting.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ORDINARY RESOLUTION TO AMEND THE COMPANY’S AUTHORIZED SHARE CAPITAL AS DESCRIBED ABOVE AND IN SCHEDULE A OF THIS INFORMATION CIRCULAR.

Reason for Amending the Company’s Share Capital

The amendment to the Company’s authorized share capital will enable the Company to complete the acquisition of Goldcorp Inc. (“Goldcorp”) pursuant to the Company’s take-over bid (the “Bid”) that was announced on December 16, 2004 and which is described in the Company’s Take-Over Bid Circular dated January 7, 2005 (the “Bid Circular”). In addition, the change to the Company’s authorized share capital will give the Company flexibility to respond efficiently to acquisition opportunities presented in the future.

The Bid Circular is incorporated herein by reference. The Bid Circular has been filed by the Company on SEDAR and may be viewed by looking up the Company on SEDAR on the internet at www.sedar.com. In addition, any shareholder may request the Company to forward a copy of the Bid Circular to them free of charge. A request for a copy of the Bid Circular should be made to Investor Relations, Glamis Gold Ltd., 5190 Neil Road, Suite 310, Reno, Nevada 89502-8502, telephone (775) 827-4600.

The Bid Circular is incorporated in this Circular to give shareholders background information to assist them in determining whether to vote for the amendment to the Company’s share capital as described above. Shareholders are not being asked to vote on the Bid.

If the amendment to the Company’s share capital is not approved by shareholders, the Company will not be able to proceed with the Bid. The Company had 130,863,953 issued Shares as at December 23, 2004 and had reserved an additional 3,381,000 Shares for the exercise of outstanding share purchase options. The total of the issued and reserved Shares is 134,244,953 Shares, leaving the Company with 65,755,047 authorized and unallocated Shares. The Bid Circular discloses that the Company could issue (on a fully-diluted basis) up to a maximum of 187,010,954 Shares in exchange for all of the issued shares of Goldcorp as at December 22, 2004, together with those Goldcorp common shares that are issuable upon exercise of outstanding share purchase options and warrants of Goldcorp as at December 22, 2004. If all of these Shares are issued, this will result in the Company having a total number of issued Shares after the Bid (treating the Bid on a fully-diluted basis) of 317,874,907.

Acquisition of Goldcorp by the Company is a Unique Opportunity

Management believes that the combination of the Company and Goldcorp is a unique opportunity to create a world-class pure gold producer by combining the complementary strengths of the Company and Goldcorp. Though there can be no assurance given that the Bid will be successful, management considers the following to be important reasons why shareholders should vote in favour of the resolution to amend the Company’s authorized common share capital and to thereby place the Company in a position to completed the Bid:

A premier gold producer. The Company believes the combined company will create a world-class, pure gold producer that will attract substantial interest from gold investors. The combined company will be substantially larger than the intermediate gold company group, but its simple, low-cost operations in stable political jurisdictions will present a positive alternative to the senior producers, combining the market liquidity of a senior producer with the growth potential of an intermediate producer. The combined company will have projected gold production in 2005 of nearly 1.0 million ounces and the Company projects production to grow to over 1.4 million ounces by 2007. The combined company would have a large reserve base, with over 11 million ounces of proven and probable gold reserves as at December 31, 2003.

Expertise to Unlock Additional Value in Red Lake. Goldcorp’s Red Lake property is one of the premier high-grade gold mines in the world. However, in completing its detailed due diligence of Red Lake, the Company determined that the full potential of this asset has not been realized. The Company believes that the experience of its management in mine development and operations could lower unit costs and increase the production rate and asset value of Red Lake. In particular, the Company believes that there are good opportunities to enhance the value of Red Lake by the discovery of more reserves and lengthening of mine life, achieving cost savings through mine optimization, increasing throughput and lowering unit costs, and by considering ways to achieve meaningful consolidation in the Red Lake camp.

Professional, Operations-Oriented Management. The Company will bring to the combined company a professional, operations-oriented management team with a chief executive officer experienced in both acquisitions, and mine development and operation. The Company’s approach to operations has always been a bottom-up approach with the head office providing guidance and direction to the technical staff at the operations and driving efficiency through empowerment of local management. Based on discussions to date with the mining staff at Goldcorp, the Company is confident that this approach would be highly successful at Red Lake. The Company has successfully developed and operated gold mines for the past 25 years. Many of the people responsible for this record of achievement are still with the Company in executive or operations roles.

Financial Strength. On a pro forma basis, the combined company will have a strong, liquid balance sheet, with approximately $500 million in cash, cash equivalents and bullion as of 2004 year-end, with total long-term debt of approximately $30 million. The annual average cash cost of the combined company over the next five years is projected to be approximately $120 per ounce, approximately 45% below the average of the senior North American gold producers. Subject to final board approval, the Company’s management currently expects that the Company will pay a dividend to shareholders of the combined company. The Company’s management also intends to seek input from shareholders regarding the practice of withholding from sale a portion of gold production in order to take advantage of expected higher gold prices in the future. The Bid Circular includes pro forma financial statements of the Company as at September 30, 2004 giving effect to the proposed business combination of the Company and Goldcorp.

Pure, Unhedged Gold Producer. The combined company will remain a pure gold company, with no base metal exposure or reliance on base metal credits to achieve low operating costs. In addition, the combined company will remain committed to its strategy of not hedging, with 100% of its gold production and gold reserves being unhedged.

Diversified Portfolio of Properties with Long Mine Life. The Company has established a diversified portfolio of new low-cost operations. The combination of the multiple-property portfolio of the Company and the primarily single property portfolio of Goldcorp will provide diversity of operating risk that the Goldcorp shareholders currently do not have. Each of the main operations of the combined Company and Goldcorp has considerable mine life — approximately 10 years for the Company’s operations and approximately eight years for the Red Lake property of Goldcorp, based on current reserve estimates for these properties.

Outstanding Growth Profile. The combination of expected growth at Red Lake with the Company’s existing growth projects provides superior opportunities for enhanced valuations from fully-permitted, and fully-financed growth projects that are already under construction. The Company currently expects annual production of the combined company to grow by 66% to 1.4 million ounces by 2007. Additionally, the Company believes that each of its mines and Red Lake have excellent prospects for discovery and reserve expansion.

Low Geopolitical Risk. The combined new company will have a relatively low geopolitical risk with all operations in the Americas and over 75% of reserves located in North American Free Trade Agreement (NAFTA) countries and the backing of the World Bank (IFC) at Marlin in Guatemala, through the establishment of a $45 million term loan facility.

Enhanced Market Liquidity. The combined company will have a much larger market capitalization than either the Company or Goldcorp alone, which should provide enhanced market liquidity for the shareholders. In addition, the Company believes that the combined company will have a greater market following and offer greater attraction to a wider range of investors than either the Company or Goldcorp do currently on their own.

ADDITIONAL INFORMATION

Executive Compensation

The section entitled “Executive Compensation” on pages 15 to 20 of the Company’s Information Circular dated as at March 1, 2004 is incorporated in this Information Circular by reference. The March 1, 2004 Information Circular has been filed by the Company on SEDAR and may be viewed by looking up the Company on SEDAR on the internet at www.sedar.com. In addition, any shareholder may request the Company to forward a copy of the Information Circular to them free of charge. A request for a copy of the Information Circular should be made to Investor Relations, Glamis Gold Ltd., 5190 Neil Road, Suite 310, Reno, Nevada 89502, telephone (775) 827-4600.

Composition of Compensation and Nominating Committee

The Company’s Compensation and Nominating Committee is comprised of Jean Depatie, A. Dan Rovig, and Kenneth F. Williamson.

Mr. Rovig was, during the last completed financial year of the Company, and remains, the non-executive Chairman of the Board of Directors of the Company. Mr. Rovig first joined the Company in September of 1988 as the President of Glamis Gold Inc. and as Vice President of Operations of the Company. Mr. Rovig became a director, President and Chief Executive Officer of the Company on November 17, 1989 and remained in those positions until his retirement from the Company on August 15, 1997.

Report of the Compensation and Nominating Committee on Compensation of Executive Officers and Others

The section entitled “Report of the Compensation and Nominating Committee on Compensation of Executive Officers and Others” on pages 14 and 15 of the Company’s Information Circular dated as at March 1, 2004 is incorporated in this Information Circular by reference.

Performance Graphs

The section entitled “Performance Graphs” on pages 20 and 21 of the Company’s Information Circular dated as at March 1, 2004 is incorporated in this Information Circular by reference.

Compensation of Directors

The section entitled “Compensation of Directors” on page 8 of the Company’s Information Circular dated as at March 1, 2004 is incorporated in this Information Circular by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has two equity compensation plans: its September 30, 1995 Incentive Share Purchase Option Plan, as amended (the “Option Plan”) and its Equity Incentive Plan (the “Equity Plan”) dated for reference January 1, 2004. Each of these plans and the common shares of the Company subject to these plans have been approved by the shareholders. The following table summarizes the common shares of the Company subject to options under the Option Plan, the weighted-average exercise price of outstanding options and the number of common shares that remain available for new options under the Option Plan, all as of December 23, 2004. No grants have been made to date under the Equity Plan. The Company has no outstanding warrants or rights, other than those under the Option Plan.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by securityholders — (the Option Plan)	3,381,000[1]	Cdn$12.80	3,653,030
Equity compensation plans approved by securityholders — (the Equity Plan)	Nil	N/A	1,000,000
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	3,381,000	Cdn$12.80	4,653,030

Note 1: No directors or executive officers of the Company were granted share purchase options during 2004.

OTHER MATTERS

Management knows of no other matters that are to be presented for action at the Meeting. Should any other matters properly come before the Meeting, the persons named in the accompanying proxy will have discretionary authority to vote all proxies in accordance with their judgment.

Additional information concerning the Company may be viewed on SEDAR on the internet at www.sedar.com. In addition to the Bid Circular, financial information concerning the Company is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year and for the quarters ended March 31, June 30 and September 30, 2004, all of which may be viewed on SEDAR on the internet as stated above. Shareholders may request the Company to forward a copy of the Bid Circular and the Company’s comparative financial statements and MD&A as aforesaid by contacting Investor Relations, Glamis Gold Ltd., 5190 Neil Road, Suite 310, Reno, Nevada 89502-8502, telephone (775) 827-4600.

SCHEDULE A

GLAMIS GOLD LTD.

RESOLVED as an ordinary resolution that:

1.          the limitation on the number of common shares without par value that the Company is authorized to issue be removed to allow the Company to issue an unlimited number of common shares without par value and the Notice of Articles of the Company be altered accordingly; and

2.          any director or officer of the Company be authorized to execute and deliver under the seal of the Company or otherwise, all such documents and to do all such other acts or things as such director or officer may determine to be necessary or advisable in connection with such alteration, the execution of any such document or the doing of any such other act or thing by any director or officer of the Company being conclusive evidence of such determination.